Exhibit 99.1
press release
ArcelorMittal unlocks value through separation of integrated US assets and repositions its footprint in North America
28 September 2020, 07:45 CET
ArcelorMittal (the “Company”, “Group”) announces it has entered into a definitive agreement (the “Agreement”) with Cleveland-Cliffs Inc. (“Cleveland-Cliffs”) pursuant to which Cleveland-Cliffs will acquire 100% of the shares of ArcelorMittal USA (the “Transaction”) for a combination of cash and stock.
Transaction Highlights
Under the terms of the agreement, ArcelorMittal expects to receive an aggregate equity value consideration of $1.4 billion upon closing of the Transaction. Approximately one third of the consideration is in upfront cash ($505 million). The remaining two thirds of the consideration is in the form of equity:
•	stock component of approximately 78 million shares of Cleveland-Cliffs common stock with value of $500 million[1]; and
•	non-voting preferred stock redeemable for approximately 58 million shares of Cleveland-Cliffs common stock with an aggregate value of $373 million or an equivalent amount in cash[2].

In addition, Cleveland-Cliffs will assume the liabilities of ArcelorMittal USA, including net liabilities of approximately $0.5 billion and pensions and other post-employment benefit liabilities (“OPEB”) which Cleveland-Cliffs values at $1.5 billion3.
Benefits to ArcelorMittal from the Transaction
Transaction crystallizing compelling value to ArcelorMittal’s shareholders
•
Favourable valuation achieved for ArcelorMittal USA due to the high synergistic potential of the combined company. The Transaction valuation for ArcelorMittal USA equates to an enterprise value multiple of approximately 6x through-the-cycle EBITDA[4].

•	ArcelorMittal will participate in the upside potential of the larger combined company, which is more diversified, fully-integrated and has significant synergy potential.

1 Number of shares determined by agreed value of $500 million based on volume weighted average price of Cleveland-Cliffs common shares from August 19, 2020 to September 25, 2020 of $6.39 per share.
2 Number of shares determined by agreed value of $373 million based on volume weighted average price of Cleveland-Cliffs common shares from August 19, 2020 to September 25, 2020 of $6.39 per share
3 For the balance sheet carrying values please refer to the financial statements included in ArcelorMittal’s 2019 annual report on Form 20-F.
4 Based on an average annual EBITDA from 2017 to 1H 2020 under US GAAP.

Significant value creation potential from exposure to a highly synergetic combination
•
The combined company is expected to generate an estimated $150 million of annual cost synergies. ArcelorMittal will participate in the future value creation potential through its minority shareholding.

•	Key areas of anticipated synergies include optimising the combined footprint, raw material sourcing and supply chain efficiencies, and integrating corporate functions.

Strategic repositioning of ArcelorMittal’s North American platform
•	This transaction repositions ArcelorMittal’s platform in North America which will continue to service its clients through its strategic assets in Canada, Mexico and AM/NS Calvert in the US.
•
These assets represent a strong footprint in North America with Dofasco and ArcelorMittal Mexico amongst the lowest cost producers in the region. AM/NS Calvert, which is already amongst the world’s most advanced steel finishing facilities, will be augmented by the recently announced intention to construct an EAF to optimise its slab sourcing.

•	ArcelorMittal will retain its R&D programme and innovation centres to maintain its product and process development that underpins its leadership position.

Positive financial impact on ArcelorMittal enables opportunity for cash returns to shareholders
•
The deconsolidation of the associated liabilities at ArcelorMittal USA, comprising mostly pension and OPEB liabilities, will improve the Group’s risk profile, reduce net debt and strengthen its capital structure and credit metrics.

•	ArcelorMittal intends to redistribute $500 million of the cash proceeds to shareholders through a share buyback programme.
•
The buyback programme will commence with effect from today and comply with purchase price rules as per the Company’s share buyback mandate. Share buybacks may be undertaken until the earlier of 31 March 2021 or when ArcelorMittal has fully utilised the allocated $500 million.

Commenting, Mr. Lakshmi Mittal, Chairman and CEO, ArcelorMittal, said:
“This transaction is a unique opportunity for ArcelorMittal to unlock significant value for shareholders while retaining exposure to the North American economy through our high-quality NAFTA assets alongside a participation in what will be a stronger, better integrated, US business. I would like to thank all employees of ArcelorMittal USA for their hard work in ensuring the business maintained its reputation as a trusted, quality supplier of steels for American manufacturing. I am confident you will have a bright future with Cleveland-Cliffs.”
Mr. Aditya Mittal, President and CFO, ArcelorMittal, said:
“Combining these two companies, which have enjoyed a long and strong supplier/customer relationship, is a unique opportunity to create a competitive and resilient company with considerable synergy potential. As a result, this transaction offers compelling value proposition with further upside potential. The transaction also completes our $2 billion asset portfolio optimisation target and enables us to return cash to shareholders.”
About ArcelorMittal USA
ArcelorMittal USA is one of the largest steelmakers in the USA and serves a broad manufacturing base as a leading supplier of quality steel products in major North American markets including automotive, construction, pipe and tube, appliance, container and machinery. ArcelorMittal USA owns and operates several facilities, including mines, integrated steelmaking facilities, mini-mills and finishing operations. In 2019, ArcelorMittal USA had revenues of $9.9 billion and total steel shipments of 12.5 million short tonnes.
Additional Transaction Details
The Transaction has received the approval of both ArcelorMittal and Cleveland-Cliffs Boards of Directors and is expected to close within the fourth quarter of 2020, subject to receipt of regulatory approvals and satisfaction of other customary closing conditions.

Advisors and Counsel
BofA Securities is acting as financial advisor to ArcelorMittal and Cleary Gottlieb Steen & Hamilton LLP is serving as legal counsel.
Conference Call and Webcast Information
ArcelorMittal will conduct a live conference call and webcast on September 28 at 9:30am EST; 2:30pm GMT; 3:30pm CET. The call will be broadcast live and archived on ArcelorMittal’s website at http://corporate.arcelormittal.com/. Presentation slides will also be available on the webcast link on the Investor Relations section of ArcelorMittal’s website.
Dial in numbers for the conference call are:
Location	Toll free	Local dial in	Participant’s Code
UK	0808 2380676	+44 20 3057 6900	7995055#
US	+1 866 220 1433	+1 347 903 0960	7995055#
France	0805 101 469	+33 1 7070 6079	7995055#
Germany	0800 588 9185	+49 69 2222 2624	7995055#
Spain	900 828 532	+34 914 144 464	7995055#
Luxembourg	800 23 023	+352 2786 0311	7995055#

Join the call via telephone using the participant code 7995055# or alternatively use the live audio webcast link
https://interface.eviscomedia.com/player/1128/index.en.html
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